UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road
Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Boqii Holding Limited (the “Company”) is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to its report on Form 6-K, dated December 20, 2023 (the “Original 6-K”), to include the following disclosure:

In September 2023, the Company sold an aggregate of 900,000 American depository shares, each representing 15 Class A ordinary shares, par value $0.001 per share, of the Company (the “ADS”), to VG Master Fund SPC (“VG”), pursuant to a securities purchase agreement, dated July 28, 2023, as amended, by and between the Company and VG (the “Purchase Agreement”). The Company received gross proceeds from this offering totaling $2,304,000.

In December 2023, the Company sold an additional 2,100,000 ADS to VG pursuant to the Purchase Agreement and received gross proceeds from this offering totaling $664,608.

The above sales of the ADSs are made pursuant to a “shelf” registration statement on the Company’s Form F-3, as amended (File No. 333-267919), initially filed with the Securities and Exchange Commission on October 18, 2022 and declared effective on November 23, 2022, and the prospectus contained therein, as supplemented by the prospectus supplement, dated July 28, 2023, and the amendment thereto, dated August 16, 2023.

INCORPORATION BY REFERENCE

This report on Form 6-K, including Exhibit 99.1 hereto, shall be incorporated by reference into the Registration Statement on Form F-3, as amended (File No. 333-267919), of the Company, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: February 5, 2024

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